UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-14787

Delphi Mechatronic Systems Savings — Stock Purchase Program

(Full title of the plan)

DELPHI CORPORATION

5725 Delphi Drive, Troy, Michigan 48098

 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

INDEPENDENT AUDITORS’ REPORT
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002 AND SEVEN - MONTH PERIOD ENDED DECEMBER 31, 2001:
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SIGNATURE
EXHIBIT INDEX
Independent Auditors' Consent
906 Certification of Chief Executive Officer
906 Certification of Chief Financial Officer

Page
INDEPENDENT AUDITORS’ REPORT	3
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002 AND SEVEN- MONTH PERIOD ENDED DECEMBER 31, 2001:
Statements of Assets Available for Benefits	4
Statements of Changes in Assets Available for Benefits	5
Notes to Financial Statements	6-10
SIGNATURE	11
EXHIBIT INDEX
Independent Auditors’ Consent	13
Certifications	14-15

INDEPENDENT AUDITORS’ REPORT

Delphi Mechatronic Systems Savings - Stock Purchase Program

We have audited the accompanying statements of assets available for benefits of Delphi Mechatronic Systems Savings-Stock Purchase Program (the “Program”) as of December 31, 2002 and 2001 and the related statements of changes in assets available for benefits for the year ended December 31, 2002 and the seven-month period ended December 31, 2001. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, all material respects, the assets available for benefits of the Program as of December 31, 2002 and 2001 and the changes in assets available for benefits for the year ended December 31, 2002 and the seven-month period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 16, 2003

DELPHI MECHATRONIC SYSTEMS SAVINGS — STOCK PURCHASE PROGRAM

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
(Dollars in Thousands)

	2002	2001

ASSETS — Investments in Master Trust (Note 3)	$12,191	$11,473

ASSETS AVAILABLE FOR BENEFITS	$12,191	$11,473

See notes to financial statements.

DELPHI MECHATRONIC SYSTEMS SAVINGS — STOCK PURCHASE PROGRAM

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND SEVEN-MONTH PERIOD ENDED DECEMBER 31, 2001
(Dollars in Thousands)

	2002	2001
ADDITIONS:
Contributions:
Employer	$140	$69
Participant	894	440
Rollover	13	—
Transfer from Eaton Corporation Share Purchase and Investment Plan (Note 1)	—	10,869

Total contributions	1,047	11,378

Net investment income from the Master Trust (Note 3)	—	157

Total additions	1,047	11,535

DEDUCTIONS:
Benefits paid to participants or beneficiaries	281	62
Net investment loss from the master trust (Note 3)	48	—

Total deductions	329	62

NET INCREASE	718	11,473

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF PERIOD	11,473	—

ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD	$12,191	$11,473

See notes to financial statements.

DELPHI MECHATRONIC SYSTEMS SAVINGS — STOCK PURCHASE PROGRAM

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General — Delphi Mechatronic Systems, Inc. (the “Company”) established the Delphi Mechatronic Systems Savings - Stock Purchase Program (the “Program”) on June 1, 2001, a defined contribution plan, in connection with the formation of the Company and the acquisition of the Vehicle Switch/Electronics Division of Eaton Corporation by Delphi Corporation (“Delphi”) on March 30, 2001 (the “Acquisition”).

Subsequent to the change in ownership, the Company’s management approved an amendment to the Program effective June 15, 2001, which provided that the Program assets be transferred to the Program as soon as practicable following the effective date. Prior to June 15, 2001, the assets of the Program were maintained by the Eaton Corporation Share Purchase and Investment Plan.

The Company’s Board of Directors acts as the Program fiduciary and, along with various officers, employees and committees, with authority designated from the Program fiduciary, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company’s Board of Directors designated General Motors Investment Management Corporation (“GMiMCo”) as a named fiduciary and investment advisor to the Program. State Street Bank and Trust Company (“State Street” or the “Trustee”) acts as the trustee of the Program and Fidelity Investment Institutional Operations Company, Inc. (“Fidelity”) acts as the record keeper of the Program. Certain costs of program administration are paid by the Company and Delphi.

The following description of the Program provides only general information. Participants should refer to the Program document for a more complete description of the Program’s provisions.

Eligibility — An employee shall become eligible to participate and accumulate savings on the first day of the month following the completion of six months of service with the Company. Employees who transitioned from Eaton Corporation in connection with the Acquisition and were already eligible to participate in the Eaton Corporation Share Purchase and Investment Plan on March 30, 2001 were eligible to participate in the Program on June 1, 2001.

Participant Contributions — As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, effective April 1, 2002, participants may now defer up to 40% of an Employee’s eligible salary, as defined in the Program, up to current Internal Revenue Service (“IRS”) contribution limits. The Program was amended to adopt this change on April 15, 2002. Prior to this amendment, participants could contribute up to 20% of base pay through payroll deductions, as defined in the Program.

One half of the first 6% of base compensation contributions by the participant are automatically invested in the Delphi Common Stock Fund. Such contributions along with net earnings on those amounts must remain invested in this fund through the last day of the Program year in which the contributions were made, at which time they may be transferred by the participant to other available investment options. Participants may also contribute amounts representing rollover distributions from other qualified plans and catch-up contributions up to IRS limits.

Employer Contributions — The Company contributes an amount equal to 25% of the first 6% of base compensation contribution by the participant (30% of the first 7% effective April 1, 2003). The Company’s matching contribution is invested entirely in the Delphi Common Stock Fund. Such contributions along with net earnings on those amounts must remain invested in this fund through the last day of the Program year in which the contributions were made, at which time employer contributions may be transferred by the participant to other available investment options.

Participant Accounts — Each participant’s account is credited with the participant’s contributions and withdrawals, as applicable, and allocations of (a) the Company’s contributions and (b) Program earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution plus actual earnings thereon is based on years of credited service. A participant is 100% vested in the Company’s contributions after five years of credited service. Also, if a participant is actively employed on the last day of the Program year, the participant’s employer matching contributions made during that Program year and net earnings on them shall become fully vested.

Investment Options — A participant may direct employee contributions in whole percentage increments to any of the following options as described by the funds’ prospectus:

•	Delphi Common Stock Fund — Contributions are invested in Delphi common stock.

•	Promark Funds — This investment option is comprised of many investment funds managed by General Motors Trust Company (“GMTC”), a New Hampshire State Charter Trust Company. Each of the funds has a different objective and investment strategy. To pursue their objectives, GMTC fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objective and investments is contained in that fund’s prospectus.

•	Fidelity Mutual Funds — This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

Other Investments — Certain assets of former investment options to be discontinued as of April 1, 2003 are treated as follows:

•	Axcelis Technologies, Inc. Common Stock Fund — No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	Eaton Corporation Common Stock Fund — No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

Other Investment Information — Dividends and other earnings attributable to the Delphi Common Stock Fund, the Promark Funds, and Fidelity Mutual Funds are invested in the respective funds. Dividends attributable to the Axcelis Technologies, Inc. Common Stock Fund and the Eaton Corporation Common Stock Fund are invested in the Promark Income Fund.

Participants may transfer their balances or change their investment options daily.

Participant Loans — Participants may borrow an amount within a range of $1,000 to the lesser of $50,000 or 50% of their vested account balance. Loan maturities generally range from six months to five years but can be extended to 10 years for the purchase or construction of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate. Principal and interest is paid ratably through payroll deductions.

Participant Withdrawals — A participant may withdraw funds from their account at any time after attaining age 59-1/2. Prior to age
59 ½, employee after-tax savings may be withdrawn at any time; however, pre-tax savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals and loans under all applicable plans maintained by the Company and its affiliates. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The funds that represent a financial hardship withdrawal must confirm to conditions required by the IRS. A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for 12 months.

Forfeitures — Participants terminating employment prior to full vesting forfeit the nonvested portion of the Company’s contributions as of the effective date of the participant’s termination of employment. Such forfeitures are applied to reduce subsequent contributions from the Company.

Administrative Expenses — Administrative expenses consist of a 1% redemption fee on Delphi common stock assets held for less than 30 days. The redemption fee is paid to the fund and help protect the fund’s performance and shareholders by discouraging frequent trading in response to short-term market fluctuations. Certain costs of plan administration are paid by Delphi. Effective June 1, 2003, a 1% redemption fee on the Promark International Equity Fund and the Promark Emerging Markets Equity Fund was instituted.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

•	The financial statements of the Program are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

•	Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

•	Security transactions are recorded on the trade date.

•	Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are held by the Program.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

3.	THE MASTER TRUST

The Program’s investment advisor and named fiduciary, GMiMCo, established the Delphi Savings Trust (the “Master Trust”) pursuant to a trust agreement between GMiMCo and State Street Bank and Trust Company, as trustee of the funds, to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. As of January 1, 2001, all assets of the ASEC Manufacturing Savings Plan were transferred to the Master Trust. On June 1, 2001, all assets of the Program were transferred to the Master Trust from the Eaton Corporation Share Purchase and Investment Plan. Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the master trust investment funds in which the Program’s participants invest. The net investment income or loss of each of the master trust investment funds is allocated by the trustee to each participating plan based on the plan’s interest in each Master Trust investment fund, as compared with the total interest of all the participating plans in each Master Trust investment fund at the beginning of the month.

As of December 31, 2002 and 2001, the Program has approximately a 0.4% and a 0.3% interest in the master trust, respectively.

The net assets available for benefits of all participating plans in the master trust as of December 31 is summarized as follows (dollars in thousands):

	2002	2001
ASSETS —
Investments — at fair value:
Common and collective trusts	$1,396,408	$1,345,348
Mutual funds	994,999	1,219,498
Commingled common stock funds*	566,783	716,659
U.S. Government securities	—	32,961
Corporate debt instruments	—	8,829
Loans secured by mortgages	—	2,068
Cash	—	389
Loans	143,021	151,640

Net assets available for benefits	$3,101,211	$3,477,392

* Both participant and nonparticipant-directed

Participant directed investments in the Promark Funds are included above in the common and collective trusts line. Such investments are commingled with General Motors Corporation investments in funds administered by GMTC.

The net investment loss of all participating plans in the master trust for the years ended December 31 is summarized as follows (dollars in thousands):

	2002	2001

Interest and dividends	$41,329	$51,410

Net (depreciation) appreciation in fair value of investments:
Common and collective trusts	(11,216)	4,464
Mutual funds	(252,675)	(233,985)
Commingled common stock funds	(248,394)	73,570
Other	—	3,548

Total net depreciation in fair value of investments	(512,285)	(152,403)

Total investment loss	$(470,956)	$(100,993)

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant’s interest in assets already in the Program, as participants would become 100% vested in their account.

5.	TAX STATUS

The Program has applied for, but not yet received, a determination letter from the IRS stating that the Program is in compliance with the applicable requirements of the Internal Revenue Code. Management believes that the Program is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Program’s financial statements.

* * * * * *

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Delphi Mechatronic Systems Savings — Stock Purchase Program (Name of Plan)

Date: June 27, 2003	By:	/s/ Terry D. Boudreau
Terry D. Boudreau Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Independent Auditors’ Consent

99(a)	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99(b)	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002